Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, August 6, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on August 5, 2024, it granted share options (“Share Options”) under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”) and awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct compensation benchmarking research on a selected peer group of companies. As a result of this the Remuneration Committee has comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. In line with this review HUTCHMED has decided to make the following grant of Share Options and LTIP Awards.

1. Performance Related Share Options

HUTCHMED granted Share Options subject to the Performance Targets (defined below) under its Share Option Scheme to Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer), being a person discharging managerial responsibility (“PDMR”) under the UK Market Abuse Regulation to subscribe for a total of 1,405,767 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) subject to the acceptance of the grantee.  Details of such Share Options granted are as follows:

Date of grant	:	August 5, 2024
Exercise price of share options granted	:	HK$29.20 per Ordinary Share
Number of share options granted	:	1,405,767 Ordinary Shares
Closing market price of Ordinary Shares at HKEX on the date of grant	:	HK$29.10 per Ordinary Share
Exercise period of the share options	:	From August 5, 2024 to August 4, 2034
Vesting period of the share options	:	Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial year ending December 31, 2026 (the “2026 Results Announcement”).
Performance targets	:

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2024 to 2026 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2026 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

Clawback mechanism	:

The share options may be subject to the clawback policy of the Company enabling the Company to recover incentive-based compensation paid to covered executive officers in the event of mis-statement of the financial statements of the Company resulting from material non-compliance with financial reporting requirements.

2. Non-performance Related Share Options

HUTCHMED granted share options under its Share Option Scheme to an employee to subscribe for a total of 200,000 Ordinary Shares subject to the acceptance of the grantee.  Details of such share options granted are as follows:

Date of grant	:	August 5, 2024
Exercise price of share options granted	:	HK$29.20 per Ordinary Share
Number of share options granted	:	200,000 Ordinary Shares
Closing market price of Ordinary Shares at HKEX on the date of grant	:	HK$29.10 per Ordinary Share
Exercise period of the share options	:	From August 5, 2024 to August 4, 2034
Vesting period of the share options	:	The share options will vest at 25% on each of the first, second, third and fourth anniversaries of the date of grant of the share options.
Performance targets	:

No performance targets are attached to the option granted. The Remuneration Committee of the Company is of the view that the non-performance related Share Options aims to attract a key talent to join the management team of the Company and align with the purpose of the Share Option Scheme.

Clawback mechanism	:

The share options may be subject to the clawback policy of the Company enabling the Company to recover incentive-based compensation paid to covered executive officers in the event of mis-statement of the financial statements of the Company resulting from material non-compliance with financial reporting requirements.

After the above grant of Share Options, the number of Share Options available for future grant under the scheme mandate of the Share Option Scheme is 11,422,590.

3. Performance-related LTIP Award (“Performance LTIP Award”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial years ending December 31, 2024, 2025 and 2026.  The performance targets are determined by the Remuneration Committee of HUTCHMED based on the strategic objectives of HUTCHMED.

The shares, to be purchased by the trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the trustee until the related underlying LTIP Awards are vested.  Vesting will occur three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.  Vesting will also depend upon the continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of HUTCHMED.

HUTCHMED granted the following Performance LTIP Awards to the following Executive Director, being a PDMR under the UK Market Abuse Regulation:

Award Holder	Maximum amount for the Performance LTIP Awards

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	US$3,348,180
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$759,951

An additional 133 employees of the Group have simultaneously been granted Performance LTIP Awards.

4. Non-performance-related LTIP Award (“Non-performance LTIP Award”) – a one-off cash amount was granted to each grantee and will be used by the trustee administering the LTIP (the “Trustee”) to purchase Ordinary Shares in HUTCHMED which will be subject to a vesting schedule over two years.  HUTCHMED granted Non-performance LTIP Award to an employee of the Group. No performance targets are attached to the option granted. The Remuneration Committee of the Company is of the view that the non-performance related Share Options aims to attract a key talent to join the management team of the Company and align with the purpose of the LTIP.

The notification in respect of share options granted to Dr Su in accordance with the requirements of the UK Market Abuse Regulation is set out below.

Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share option over Ordinary Shares of US$0.10 Share option over Ordinary Share with DI ISIN: KYG4672N1016
b)	Nature of the transaction

Grant of options in respect of 1,405,767 Ordinary Shares under the Share Option Scheme.

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2024 to 2026 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2026 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,405,767

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2024-08-05
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology medicines marketed in China, the first of which is also marketed in the US. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500